Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Receives Orders Valued at More Than $10 Million from North American Carrier

More than 50 percent of the orders tied to engineering planning and installation services for Horizon Compact+ and Horizon Quantum links

Ottawa, Canada, November 25, 2014 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced orders in excess of $10 million USD for the month of November from a Tier One North American mobile operator. DragonWave will provide Horizon Compact+ and Horizon Quantum microwave links to support the operator’s ongoing upgrade and expansion of its nationwide 4G/LTE network, with more than 50 percent of the orders tied to engineering planning and installation services.

“These contracts represent a significant increase in our services business and we are proud to have DragonWave products deployed by a leading Tier 1 partner committed to delivering a top-quality network experience to its customers,” said Peter Allen, President and CEO of DragonWave. “We look forward to playing a supportive role in building out a next-generation network that fully meets the growing demand for wireless services.”

DragonWave Horizon Compact+ and Horizon Quantum offer a combination of 2048 QAM modulation and the industry’s only bandwidth accelerator bulk compression capability to deliver unsurpassed spectral efficiency and wireless capacity.

DragonWave’s planning and services organization delivers the highest levels of expertise, network design, field surveys, installation and commissioning services.

About DragonWave

DragonWave(R) is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit www.dragonwaveinc.com.

DragonWave(R), Horizon(R) and Avenue(R) are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including execution risks associated with translating orders into revenue. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024